                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                         PAINE WEBBER GROUP INC.
                            (Name of Issuer)

                              COMMON STOCK
                              $1 PAR VALUE
                     (Title of Class of Securities)

                                69562910
                             (Cusip Number)

                        GENERAL ELECTRIC COMPANY
                 GENERAL ELECTRIC CAPITAL SERVICES, INC.
                       KIDDER, PEABODY GROUP INC.
                   (Name of Persons Filing Statement)

                        BENJAMIN W. HEINEMAN, JR.
                        GENERAL ELECTRIC COMPANY
                          3135 Easton Turnpike
                          Fairfield, CT  06431
                         Tel. No.:  203-373-2494
                 (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices
                           and Communications)

                            November 5, 1994
                 (Date of Event which Requires Filing of
                             this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

              Check the following box if a fee is being paid with
                          this statement:  [X]

                              SCHEDULE 13D

CUSIP NO. 69562910            PAGE  2-I   of   [14]   Pages
          --------                 -------   --------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENERAL ELECTRIC COMPANY
      IRS NO. 14-0689340

____________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Inapplicable                                          (a)  [ ]
                                                            (b)  [ ]

____________________________________________________________________
3     SEC USE ONLY

____________________________________________________________________
4     SOURCE OF FUNDS
      00

____________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [X]

____________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION
       NEW YORK

____________________________________________________________________
                        7     SOLE VOTING POWER
                              0
      NUMBER OF         ____________________________________________
       SHARES           8     SHARED VOTING POWER
   BENEFICIALLY               21,519,000    (SEE ITEM 5)
      OWNED BY          ____________________________________________
        EACH            9     SOLE DISPOSITIVE POWER
      REPORTING               0
         |
       PERSON
        WITH            ____________________________________________
                        10    SHARED DISPOSITIVE POWER
                              21,519,000    (SEE ITEM 5)
____________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON   21,519,000 (SEE ITEM 5)

____________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                        [  ]

____________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.2%

____________________________________________________________________
14    TYPE OF REPORTING PERSON
      C0

                                   2-I

                              SCHEDULE 13D

CUSIP NO. 69562910            PAGE  2-II   of   [14]   Pages
          --------                 -------    --------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENERAL ELECTRIC CAPITAL SERVICES, INC.
      IRS NO. 06-1109503

____________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Inapplicable                                          (a)  [ ]
                                                            (b)  [ ]

3     SEC USE ONLY

____________________________________________________________________
4     SOURCE OF FUNDS
      00

____________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

____________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

____________________________________________________________________
                        7     SOLE VOTING POWER
                              0
      NUMBER OF         ____________________________________________
       SHARES           8     SHARED VOTING POWER
   BENEFICIALLY               21,519,000    (SEE ITEM 5)
      OWNED BY          ___________________________________________
        EACH            9     SOLE DISPOSITIVE POWER
      REPORTING               0
         |
       PERSON
        WITH            ___________________________________________
                        10    SHARED DISPOSITIVE POWER
                              21,519,000     (SEE ITEM 5)

____________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON  21,519,000   (SEE ITEM 5)

____________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                        [  ]

____________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.2%

____________________________________________________________________
14    TYPE OF REPORTING PERSON
      C0, HC

                                  2-II

                              SCHEDULE 13D

CUSIP NO. 69562910            PAGE  2-III  of   [14]   Pages
          --------                 -------    --------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KIDDER, PEABODY GROUP INC.
      IRS NO. 04-2941506

____________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Inapplicable                                          (a)  [ ]
                                                            (b)   [ ]

____________________________________________________________________
3     SEC USE ONLY

____________________________________________________________________
4     SOURCE OF FUNDS
      00

____________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [x]

____________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

____________________________________________________________________
                        7     SOLE VOTING POWER
                              0
      NUMBER OF         ____________________________________________
       SHARES           8     SHARED VOTING POWER
   BENEFICIALLY               21,519,000   (SEE ITEM 5)
      OWNED BY          ____________________________________________
        EACH            9     SOLE DISPOSITIVE POWER
      REPORTING               0
         |
       PERSON
        WITH            ____________________________________________
                        10    SHARED DISPOSITIVE POWER
                              21,519,000    (SEE ITEM 5)

____________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON  21,519,000   (SEE ITEM 5)

____________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                        [  ]

____________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.2%

____________________________________________________________________
14    TYPE OF REPORTING PERSON
      C0, HC

                                  2-III

Item 1.     Security and Company
            --------------------

            The class of equity securities to which this statement relates is the common stock, $1 par value per share (the "Common Stock"), of Paine Webber Group Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1285 Avenue of the Americas, New York, New York 10019.

Item 2.     Identity and Background
            -----------------------

            This statement is filed by:

            General Electric Company, a New York
              corporation ("GE")
            3135 Easton Turnpike
            Fairfield, Connecticut 06431

            General Electric Capital Services, Inc., a
              Delaware corporation ("GECS")
            260 Long Ridge Road
            Stamford, Connecticut 06927

            Kidder, Peabody Group Inc., a Delaware
              corporation ("Kidder")
            10 Hanover Square
            New York, New York 10005

            The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GE, GECS and Kidder is set forth on Schedule A hereto.

            GE and its consolidated affiliates engage in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity. The products of GE and its consolidated affiliates include, but not are limited to, lamps; major appliances for the home; industrial automation products and components; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear reactors, nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; materials, including engineered plastics, silicones and cutting materials; and a wide variety of high technology products including products used in defense and medical diagnostic applications.

            GE and its consolidated affiliates also offer a broad variety of services, including product support services; electrical product supply houses; electrical apparatus installation, engineering, repair and
rebuilding services; and computer-related information services.   A wholly
owned subsidiary of GE, National Broadcasting Company, Inc., is engaged principally in furnishing network television services and in operating television stations and in providing cablevision services. GE also licenses patents and provides technical know-how related to products developed by it and its consolidated affiliates but such activities are not material to GE and such affiliates.

            GECS, a wholly owned subsidiary of GE, is the parent corporation of Kidder. GECS, through its three principal subsidiaries, one of which is Kidder, engages in a broad spectrum of financial services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, specialty insurance, reinsurance, and investment banking and brokerage services.

            Kidder, through its own principal subsidiary, Kidder Peabody & Co. Incorporated, provides a wide variety of financing, insurance, investment banking and securities brokerage products and services including specialty insurance, consumer services, mid-market financing, equipment management, full-service securities brokerage and specialized financing.

            Except as set forth below, during the last five years, none of GE, GECS or Kidder or, to the best of their knowledge, any of the persons listed on Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

            United States v. General Electric Company d/b/a Management and
            --------------------------------------------------------------
Technical Services Co., Gerald A. Leo a/k/a "Bud" and James Badolato.  On
- --------------------------------------------------------------------
February 2, 1990, a jury sitting in the United States District Court for the Eastern District of Pennsylvania found GE "vicariously liable" for the 1983 acts of two contract employees of a subsidiary ("MATSCO") of GE. GE was found guilty of mail fraud and of violating the False Claims Act. This action arose from 1983 negotiations by MATSCO of a single contract with the Army for production of battlefield computer systems. Two MATSCO contract employees were found to have failed to notify the Army that they had negotiated lower subcontract prices with vendors than had originally been projected. Upon discovery of the discrepancy, during an internal review, MATSCO promptly refunded $3.69 million to the Government. The Government did not allege that any director or officer of GE had any knowledge of any withholding of information from the Army. On July 26, 1990, pursuant to a joint sentencing memorandum, GE and the Department of Justice settled the MATSCO civil and criminal cases and resolved seven other civil matters from the early 1980's which were not the subject of litigation. Under the settlement, GE paid the Government $13.9 million for contracting errors voluntarily disclosed to the Government by GE or agreed to by GE as a result of governmental and GE audits. GE also paid $16.1 million in fines for the MATSCO civil and criminal cases.

            United States ex re. Taxpayers Against Fraud and Chester L.
            -----------------------------------------------------------
Walsh v. General Electric Company.  On November 15, 1990, an action under
- ----------------------------------
the False Claims Act was brought against GE in the United States District Court for the Southern District of Ohio. This qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense ("MoD"), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

            On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. Section 287 (submitting false claims against the United States), 18 U.S.C. Section 1957 (engaging in monetary transactions in criminally derived property), 15 U.S.C. Subsections 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. Section 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.

      In re Kidder, Peabody & Co. Incorporated et al.  In November 1989,
      ----------------------------------------------
Kidder, Peabody & Co. Incorporated, ("KPCI) settled an administrative proceeding brought by the Commodities Futures Trading Commission ("CFTC") against KPCI and one of its officers. In connection with the proceeding, the CFTC alleged that during a two-day period in 1986 KPCI and its officer violated provisions of the Commodity Exchange Act, regulations thereunder and exchange rules regarding noncompetitively executed trading activities. In settlement of the proceeding KPCI and its officer neither admitted nor denied the CFTC's allegations but agreed to pay fines of $75,000 and $25,000, respectively, and the officer accepted a 5-day suspension from soliciting futures customer business.

      In the Matter of the Distribution of Securities Issued by Certain
      -----------------------------------------------------------------
Government Sponsored Enterprises.  On January 16, 1992, KPCI without
- --------------------------------
admitting any of the allegations against it and solely for the purpose of settling the proceeding, consented to the issuance by the Securities and Exchange Commission ("SEC") of an order finding that in connection with KPCI's participation in primary distributions of certain unsecured debt securities issued by certain government sponsored entities, KPCI violated the SEC's recordkeeping rules (17a-3 and 17a-4) by not accurately reflecting transactions in and customer orders for such securities handled by KPCI. The SEC's Order and findings were substantially similar to Orders and findings by the SEC and other federal regulators with respect to 97 other financial intermediaries involving the same kind of conduct. The SEC ordered KPCI to (i) cease and desist from further such violations, (ii) pay a civil penalty of $100,000 and (iii) develop, implement and maintain policies and procedures reasonably designed to ensure KPCI's future compliance with the recordkeeping rules in connection with such activities. On the same day, the SEC granted KPCI's request that the SEC's Order would not constitute grounds for denial of KPCI's participation in exempt offerings under Regulation A or D of the Securities Act of 1933 (the "Securities Act").

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

            Pursuant to an Asset Purchase Agreement dated as of October 17, 1994 among the Company, GE and Kidder (the "Asset Purchase Agreement"), Kidder will receive (i) 21,500,000 shares of Common Stock, (ii) 1,000,000 shares of 6% convertible preferred stock ("Convertible Preferred Stock") of the Company and (iii) 2,500,000 shares of 9% redeemable preferred stock ("Redeemable Preferred Stock") of the Company in consideration for the assets being acquired by the Company of certain businesses and operations of Kidder as more fully described under "Item 4 -- Purpose of Transaction".

Item 4.     Purpose of Transaction.
            ----------------------

            Pursuant to the Asset Purchase Agreement, the Company has agreed to acquire assets related to the following businesses and operations of Kidder: asset management; retail brokerage; mortgages; equity research; investment banking; international fixed income; listed domestic futures; matched book; and domestic fixed income (sales force only). The Company has an option until November 16, 1994 to designate additional businesses and operations of Kidder to be acquired in addition to the businesses and operations referred to above. The assets to be acquired include net assets of $580 million, which may include as part of such $580 million up to $20 million of physical capital assets.

            Pursuant to the Asset Purchase Agreement, the Company had a right of termination if, prior to November 5, 1994, the Company discovered facts, which existed at the date of the Asset Purchase Agreement, of such seriousness and significance that, had such facts been known at such time, a reasonable business person would not have entered into the Asset Purchase Agreement.

            The consideration to Kidder for the assets to be acquired will be (i) 21,500,000 shares of Common Stock, (ii) 1,000,000 shares of Convertible Preferred Stock, valued at $100,000,000 and (iii) 2,500,000 shares of Redeemable Preferred Stock, valued at $250,000,000.

            The closing of the transaction is expected to occur on or about January 2, 1995 (or such other date as may be mutually agreed by the Company, GE and Kidder) (the "Closing"), assuming (i) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (ii) the satisfaction of certain other conditions customary in transactions of this kind.

            Kidder will acquire the Common Stock for investment. Kidder intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Kidder may consider from time to time various alternative courses of action as permitted by the Stockholders Agreement to be entered into among the Company, GE and Kidder (the "Stockholders Agreement). Such actions may include, in certain limited circumstances permitted by the Stockholders Agreement and subject to receipt of all necessary regulatory approvals, the acquisition of additional voting securities of the Company ("Voting Securities") through open market purchases, privately negotiated transactions or otherwise. Alternatively, and subject to the terms of the Stockholders Agreement, such actions may involve the sale of all or a portion of the Voting Securities in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above and except as contemplated by the Stockholders Agreement, none of GE, GECS or Kidder or, to the best of their knowledge, any of the persons listed on Schedule A hereto has a plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Company.
            -------------------------------------
            (a)(i) Subject to the terms of the Asset Purchase Agreement, Kidder will acquire and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), Kidder will directly beneficially own 21,500,000 shares of Common Stock and (ii) at the close of business on November 14, 1994, Kidder had acquired on behalf of third parties and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 19,000 shares of Common Stock, collectively, representing approximately 22.2% of the then outstanding Common Stock.

            GECS is the parent corporation of Kidder and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, GECS will indirectly beneficially own 21,519,000 shares of Common Stock, representing approximately 22.2% of the then outstanding Common Stock.

            GE is the parent corporation of GECS and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, GE will indirectly beneficially own 21,519,000 shares of Common Stock, representing approximately 22.2% of the then outstanding Common Stock.

            Except as set forth in this Item 5(a), none of GE, GECS or Kidder or, to the best of their knowledge, any of the persons listed in Schedule A hereto beneficially own any Common Stock.

            (b) Subject to the terms of the Stockholders Agreement, Kidder will have the power to vote and to dispose of 21,500,000 shares of Common Stock. Kidder has the shared power to vote and dispose of 19,000 shares of Common Stock held on behalf of customers in discretionary accounts.

            Subject to the terms of the Stockholders Agreement, GECS, as the parent corporation of Kidder, and GE, as the parent corporation of GECS, will have the indirect shared power to vote and dispose of 21,500,000 shares of Common Stock. GECS and GE have the indirect shared power to vote and dispose of 19,000 shares held by Kidder on behalf of customers in discretionary accounts.

            (c) Except as set forth in Schedule B hereto, there were no purchases or sales of Common Stock effected during the past 60 days by GE, GECS or Kidder or, to the best of their knowledge, any person listed in Schedule A hereto.

            (d)   Inapplicable.

            (e)   Inapplicable.

Item 6.     Contracts, Arrangements, Understandings or
            ------------------------------------------
            Relationships with Respect to Securities
            ----------------------------------------
            of the Company
            --------------
            In accordance with the terms of the Asset Purchase Agreement, the Company, GE and Kidder will enter into the Stockholders Agreement at the time of the Closing. The following summary of certain terms of the Stockholders Agreement is qualified in its entirety by reference to the copy of the form of Stockholders Agreement attached hereto (as Exhibit C to the Agreement attached hereto as Exhibit 99(a)) and incorporated herein by reference.

            Pursuant to the Stockholders Agreement, GE will agree that, until the earlier of (i) the termination thereof and (ii) three years after the date on which GE and its affiliates no longer beneficially own any Voting Securities, and except as otherwise provided therein, GE will not, and will cause each of its affiliates not to, singly or as a part of a group (as defined in Section 13(d)(3) of the Exchange Act), directly or indirectly (i) acquire, offer to acquire, or agree to acquire, by purchase, gift or otherwise, any Voting Securities, except pursuant to a stock split, stock dividend, rights offering, recapitalization, reclassification or similar transaction, (ii) make, or in any way participate in, any "solicitation" of "proxies" to vote (as such terms are defined in Rule 14a-1 under the Exchange Act), solicit any consent or communicate with or seek to advise or influence any person or entity with respect to the voting of any Voting Securities or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to the Company, (iii) form, join or encourage or in any way participate in the formation of, any "person" within the meaning of Section 13(d)(3) of the Exchange act with respect to any Voting Securities (except for such an arrangement solely among GE and any of its wholly-owned subsidiaries), (iv) deposit any Voting Securities into a voting trust or subject any such Voting Securities to any arrangement or agreement with respect to the voting thereof (except for such an arrangement solely among GE and any of its wholly-owned subsidiaries), (v) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to the Company as described in Rule 14a-8 under the Exchange Act, or induce or attempt to induce any other person to initiate any stockholder proposal, (vi) other than with respect to the GE designee on the Board of Directors of the Company (the "Board of Directors") contemplated by the Stockholders Agreement, seek election to or seek to place a representative on the Board of Directors or, except with the approval of management of the Company, seek the removal of any member of the Board of Directors, (vii) except with the approval of the management of the Company, call or seek to have called any meeting of the stockholders of the Company, (viii) except through its representative on the Board of Directors, otherwise act to seek to control, disrupt or influence the management, business, operations, policies or affairs of the Company, except with the approval of the management of the Company, (ix) (A) solicit, seek to effect, negotiate with or provide any information to any other party with respect to, (B) make any statement or proposal, whether written or oral, to the Board of Directors or any director or officer of the Company with respect to, or (C) otherwise make any public announcement or proposal whatsoever with respect to any form of business combination transaction involving the Company including, without limitation, a merger, exchange offer or liquidation of the Company's assets, or any restructuring, recapitalization or similar transaction with respect to the Company (except for (x) discussions between officers, employees or agents of GE or Kidder and the representative on the Board of Directors or (y) in the case of clause (B) above, the ability of such representative to make any such statement or proposal or to discuss any such proposal with any officer, director or advisor to the Company or the Board of Directors in connection with the performance by such representative of his duty as a director), (x) disclose or announce any intention, plan or arrangement inconsistent with the foregoing, or (xi) advise, assist, instigate or encourage any third party to do any of the foregoing.

            Pursuant to the Stockholders Agreement, the Company will cause one person mutually agreed upon by GE and the Company to be elected to the Board of Directors and thereafter, during the term of the Stockholders Agreement, the Company shall cause its nominating committee to recommend to the Board of Directors that such person or any other person designated by GE and approved by the nominating committee be included in the slate of nominees recommended to stockholders for election as directors at each annual meeting of stockholders of the Company at which such person's term expires.

            During the term of the Stockholders Agreement, Kidder will vote or cause to be voted, or consent with respect to, all Voting Securities beneficially owned by it in the manner recommended by the Board of Directors, except that at any time when there is a valid order or judgment of a court of competent jurisdiction or a ruling, pronouncement or requirement of the New York Stock Exchange, Inc. to the contrary, then Kidder will, if so required by the Board of Directors, vote or cause to be voted all such Voting Securities in the same proportion as the votes cast by or on behalf of the other holders of the Voting Securities. Notwithstanding the foregoing, Kidder will be entitled to vote freely (i) with respect to certain matters specified in the Company's Certificates of Designation of Rights and Preferences for the Convertible Preferred Stock and for the Redeemable Preferred Stock and (ii) any "Rule 13e-3 transaction" (as defined in Rule 13e-3(a)(3) under the Exchange Act) unless such transaction has been approved by a majority of the disinterested directors of the Board of Directors.

            The Stockholders Agreement will limit the ability of GE and its affiliates to transfer their Voting Securities to the following circumstances: (i) transfers to any subsidiary of GE, if the transferee agrees to be bound by the Stockholder Agreement and provided that it owns such Voting Securities only so long as it remains a subsidiary of GE, (ii) subject to the Company's exercise of a right of first refusal, in the case of shares of Common Stock, transfers made pursuant to (A) a broad public distribution or (B) Rule 144 under the Securities Act (iii) subject to the Company's exercise of a right of first refusal, in the case of shares of Convertible Preferred Stock, after the fifth anniversary of the date of issuance thereof, transfers made pursuant to a demand registration, (iv) transfers made pursuant to a tender offer or exchange offer or acquisition of control of the Company or similar transaction provided it is unopposed by the Board of Directors or (v) transfers of any portion of or all its shares of Redeemable Preferred Stock to any person if (A) written notice is given to the Company 45 days prior to the transfer and (B) such transferee agrees to be bound by such notice requirement.

            In addition to its right of first refusal the Company will have a call right to elect to purchase a portion of the shares of Common Stock held by GE or its affiliates in accordance with the terms set out in the Stockholders Agreement.

            Subject to certain conditions set forth in the Stockholders Agreement, GE will be entitled to require the Company to register under the Securities Act (i) shares of Redeemable Preferred Stock then owned by GE,
(ii) shares of Common Stock issued pursuant to the Asset Purchase Agreement or issuable upon conversion of the Convertible Preferred Stock, or otherwise acquired in accordance with the Stockholders Agreement or (iii) at any time following the fifth anniversary of the Closing, shares of Convertible Preferred Stock pursuant to not more than five "demand" registrations, provided that any such registration must include (A) Redeemable Preferred Stock with an aggregate liquidation preference of at least $50 million, (B) Convertible Preferred Stock with an aggregate liquidation preference of $100 million or (C) at least 5,000,000 shares of the Common Stock in the case of the first such demand relating to Common Stock, or 2,500,000 shares of Common Stock in any subsequent demand relating to Common Stock, subject to adjustment in certain circumstances. In addition, GE will be entitled to participate in registrations by the Company of Voting Securities, subject to certain limitations.

            Pursuant to the Stockholders Agreement, GE will have the right in certain limited circumstances to acquire, in the open market or in private transactions, the number of shares of Common Stock sufficient to maintain certain accounting and/or tax treatment then existing with respect to GE's level of beneficial ownership of shares of Common Stock.

            On October 17, 1994, the Company, GE and Kidder entered into a Letter Agreement (the "Letter Agreement") pursuant to which the Company may request, at any time but only one time, on or prior to 60 days after the Closing, that Kidder exchange the 2,500,000 shares of Redeemable Preferred Stock issued to Kidder at the Closing for one of the following: (i) shares of redeemable preferred stock of the Company with a stated maturity the same as those previously issued as consideration, callable at any time, with an annual dividend rate of 9 3/4%; (ii) shares of redeemable preferred stock of the Company with a stated maturity the same as those previously issued as consideration, noncallable until the third anniversary of the Closing and callable at par at any time thereafter, with an annual dividend rate of 9 1/2%; (iii) shares of redeemable preferred stock of the Company with a stated maturity the same as those previously issued as consideration, noncallable until the fifth anniversary of the closing date and callable at par at any time thereafter, with an annual dividend rate of 9%; or (iv) any combination of the foregoing.

            Except for the Stockholders Agreement and Letter Agreement as described above, to the best of GE's, GECS's and Kidder's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the Voting Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits
            --------------------------------
          Exhibit 99(a): Asset Purchase Agreement with all exhibits, including the form of Stockholders Agreement as Exhibit C thereto

          Exhibit 99(b): Letter Agreement dated October 17, 1994 regarding the Convertible Preferred Stock

                               SIGNATURES
                               ----------
            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 1994
      -----------------

                              GENERAL ELECTRIC COMPANY


                              By: Benjamin W. Heineman, Jr.
                                  -------------------------------
                                  Senior Vice President - General
                                  Counsel and Secretary


                              GENERAL ELECTRIC CAPITAL
                                SERVICES, INC.


                              By: Jeffrey S. Werner
                                  -------------------------------
                                  Senior Vice President, Corporate
                                  Treasury and Global Funding Operation


                              KIDDER, PEABODY GROUP INC.


                              By: John M. Liftin
                                  -------------------------------
                                  Senior Vice President,
                                  General Counsel and Secretary

                                                                 Schedule A


      DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

            The name, business address, title, present principal occupation or employment of each of the directors and executive officers of GE are set forth below. If no business address is given, the director's or officer's business address is GE's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to GE. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                          Present Principal
                                          Occupation Including
      Name and                             Name and Address/1/
   Business Address                           of Employer
   ----------------                       ---------------------
Directors
- ---------
John F. Welch, Jr.                  Chairman and Chief Executive
Officer

H. Brewster Atwater, Jr.            Chairman of the Board, Chief
General Mills, Inc.                 Executive Officer and
1 General Mills Blvd.               Director, General Mills, Inc.
Minneapolis, MN  55426

D. Wayne Calloway                   Chairman of the Board, Chief
Pepsico, Inc.                       Executive Officer and
700 Anderson Hill Road              Director, PepsiCo, Inc.
Purchase, NY 10577

Silas S. Cathcart                   Director and retired Chairman
125 South Wacker Dr.                of the Board, Illinois Tool
Suite 3000                          Works, Inc.
Chicago, IL  60606

Lawrence E. Fouraker                Former Dean, Harvard Business
                                    School, Cambridge, Mass.

Paolo Fresco                        Vice Chairman and Executive
GE International                    Officer; Citizen of Italy
35 Shortlands, Hammersmith
London W6 8BX
England

_______________________
    /1/ Same address as director's or officer's business address except where indicated.

                                          Present Principal
                                          Occupation Including
      Name and                             Name and Address
   Business Address                           of Employer
   ----------------                       ---------------------


Claudio X. Gonzalez                 Chairman of the Board and
Kimberly-Clark de Mexico            Chief Executive Officer,
  S.A. de C.V.                      Kimberly-Clark de Mexico S.A.
Jose Luis Lagrange 103,             de C.V. and Director of
Tercero Piso                        Kimberly-Clark Corporation;
Colonia Los Morales                 Citizen of Mexico
Mexico, D.F. 11510
Mexico

Henry H. Henley, Jr.                Retired Chairman of the Board,
                                    Chief Executive Officer and
                                    former Director, Cluett,
                                    Peabody & Co., Inc.

David C. Jones                      Retired U.S. Air Force General
                                    and former Chairman of the
                                    Joint Chiefs of Staff,
                                    Washington, D.C.

Robert E. Mercer                    Retired Chairman of the Board
1653 Merriman Road                  and former Director, The
Suite 220                           Goodyear Tire & Rubber Company
Akron, OH 44313

Gertrude G. Michelson               Senior Advisor,
R.H. Macy Company, Inc.             R.H. Macy Company, Inc.
151 West 34th Street
New York, NY 10001

Roger S. Penske                     Chairman of the Board and
Penske Corporation                  President, Penske Corporation
13400 Outer Drive, West
Detroit, MI  48239

Barbara Scott Preiskel              Former Senior Vice President,
36 West 44th Street                 Motion Picture Associations
Suite 1100                          of America
New York, NY 10036

Frank H.T. Rhodes                   President, Cornell University,
Cornell University                  Ithaca, N.Y.
300 Day Hall
Ithaca, NY 14853

                                          Present Principal
                                          Occupation Including
      Name and                             Name and Address/1/
   Business Address                           of Employer
   ----------------                       ---------------------

Andrew C. Sigler                    Chairman of the Board, Chief
Champion International              Executive Officer and
  Corporation                       Director, Champion
One Champion Plaza                  International Corporation
Stamford, CT 06921

Douglas A. Warner III               President and Director
J.P. Morgan & Co., Inc.             J.P. Morgan & Co., Inc. and
  and                               Morgan Guaranty Trust Company
Morgan Guaranty Trust               of New York
  Company of New York
60 Wall Street
New York, NY 10260

Executive Officers (Who Are Not Directors)
- ------------------------------------------
James R. Bunt                       Vice President and Treasurer

William J. Conaty                   Senior Vice President, Human
                                    Resources

Dennis D. Dammerman                 Senior Vice President, Finance

Frank P. Doyle                      Executive Vice President

Lewis S. Edelheit                   Senior Vice President, Corporate
                                    Research and Development

Dale F. Frey                        Chairman and President, GE Corporate
                                    Investments

David C. Genever-Watling            Senior Vice President, GE Industrial
                                    and Power Systems

Benjamin W. Heineman, Jr.           Senior Vice President, General
                                    Counsel and Secretary

W. James McNerney, Jr.              Senior Vice President, GE South Asia
                                    Area

Eugene F. Murphy                    Senior Vice President, GE Aircraft
                                    Engines

Robert L. Nardelli                  Vice President, GE Transportation
                                    Systems

                                          Present Principal
                                          Occupation Including
      Name and                             Name and Address
   Business Address                           of Employer
   ----------------                       ---------------------

Robert W. Nelson                    Vice President, Corporate Financial
                                    Planning and Analysis
John D. Opie                        Senior Vice President, GE Lighting

Gary M. Reiner                      Vice President, Corporate Business
                                    Development

Gary L. Rogers                      Senior Vice President, GE Plastics

James W. Rogers                     Vice President, GE Motors

Brian H. Rowe                       Chairman, GE Aircraft Engines

Hellene S. Runtagh                  Vice President and Chief Information
                                    Officer, GE Information Services

J. Richard Stonesifer               Senior Vice President, GE Appliances

John M. Trani                       Senior Vice President, GE Medical
                                    Systems

Lloyd G. Trotter                    Vice President, GE Electrical
                                    Distribution and Control

                    DIRECTORS AND EXECUTIVE OFFICERS
                                   OF
                 GENERAL ELECTRIC CAPITAL SERVICES, INC.

            The name, business address, title, present principal occupation or employment of each of the directors and executive officers of GECS are set forth below. If no business address is given, the director's or officer's business address is GECS's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to GECS. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                          Present Principal
                                          Occupation Including
      Name and                             Name and Address /2/
   Business Address                           of Employer
   -----------------                      ----------------------
Directors
- ---------
Gary C. Wendt                       Chairman, President and Chief
                                    Executive Officer

John F. Welch, Jr.                  Chairman and Chief
General Electric Company            Executive Officer, GE
3135 Easton Turnpike
Fairfield, CT  06431

Kaj Ahlmann                         President, Employers Reinsurance;
                                    Executive Vice President

Nigel D. T. Andrews                 Executive Vice President

James R. Bunt                       Vice President and Treasurer, GE

Dennis D. Dammerman                 Senior Vice President,
General Electric Company            Finance, GE
3135 Easton Turnpike
Fairfield, CT  06431

Paolo Fresco                        Vice President and
GE International                    Executive Officer, GE;
35 Shortlands, Hammersmith          Citizen of Italy
London W6 8 BX England
Dale F. Frey                        Chairman and President,
                                    GE Corporate Investments

____________________
      /2/ Same address as director's or officer's business address except where indicated.

                                          Present Principal
                                          Occupation Including
      Name and                             Name and Address
   Business Address                           of Employer
   ----------------                       ----------------------

Benjamin W. Heineman, Jr.           Senior Vice President,
General Electric Company            General Counsel and
3135 Easton Turnpike                Secretary, GE
Fairfield, CT  06431

Michael D. Lockhart                 Former Officer, GE
2901 East Lake Road                 Aircraft Engines
Erie, PA  16531

Hugh J. Murphy                      Officer, GE Power Systems

Denis J. Nayden                     Executive Vice President

Michael A. Neal                     Executive Vice President

John M. Samuels                     Senior Counsel, Taxes, GE
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431

Edward D. Stewart                   Executive Vice President

Executive Officers (Who Are Not Directors)
- ------------------------------------------
Joan Amble                          Vice President and Controller

Granville H. Bowie                  Senior Vice President, Human
                                    Resources

Richard D'Avino                     Vice President and Senior Counsel,
                                    Taxes

Burton J. Kloster, Jr.              Senior Vice President, General
                                    Counsel and Secretary

James A. Parke                      Senior Vice President, Finance

Jeffrey S. Werner                   Senior Vice President, Corporate
                                    Treasury and Global Funding
                                    Operation

                    DIRECTORS AND EXECUTIVE OFFICERS
                                   OF
                       KIDDER, PEABODY GROUP INC.

            The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Kidder are set forth below. If no business address is given, the director's or officer's business address is Kidder's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Kidder. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                          Present Principal
                                          Occupation Including
      Name and                             Name and Address /3/
   Business Address                           of Employer
   ----------------                       ----------------------
Directors

Dennis D. Dammerman                 Chairman and Chief
General Electric Company            Executive Officer; Senior
3135 Easton Turnpike                Vice President, Finance,
Fairfield, CT  06431                GE

Burton J. Kloster, Jr.              Senior Vice President,
General Electric Capital            General Counsel and
  Services, Inc.                    Secretary, GECS
260 Long Ridge Road
Stamford, CT  06927

Denis J. Nayden                     President and Chief
General Electric Capital            Operating Officer;
  Services, Inc.                    Executive Vice President,
260 Long Ridge Road                 GECS
Stamford, CT  06927

_______________________
      /3/ Same address as director's or officer's business address except where indicated.

                                          Present Principal
                                          Occupation Including
      Name and                             Name and Address
   Business Address                           of Employer
   ----------------                       ----------------------
James A. Parke                      Senior Vice President,
General Electric Capital            Finance, GECS
  Services, Inc.
260 Long Ridge Road
Stamford, CT  06927

Gary C. Wendt                       Chairman, President and
General Electric Capital            Chief Executive Officer,
  Services, Inc.                    GECS
260 Long Ridge Road
Stamford, CT  06927

Executive Officers (Who Are Not Directors)

Carol S. Anderson                   Senior Vice President

Steven P. Baum                      Senior Vice President

George V. Grune, Jr.                Senior Vice President

Theodore J. Johnson                 Senior Vice President

John M. Liftin                      Senior Vice President, General
                                    Counsel and Secretary

David M. McAuliffe                  Senior Vice President

C. Edward Midgley                   Senior Vice President

Richard W. O'Donnell                Senior Vice President, Chief
                                    Financial and Administrative Officer

Thomas F. Ryan, Jr.                 Senior Vice President

Mark B. Sutton                      Senior Vice President

Georges Ugeux                       Senior Vice President

William S. Watt                     Senior Vice President

                                                              Schedule B
                                                              ----------

      During the 60 days prior to November 15, 1994, Kidder, Peabody & Co. Incorporated, the wholly-owned broker-dealer subsidiary of Kidder ("KPCI"), purchased and sold shares of Common Stock pursuant to proprietary trading strategies. The Common Stock is one of the component securities of seven different baskets of securities. During such 60-day period, KPCI made purchases aggregating 85,950 and sales aggregating 86,512 of shares of Common Stock pursuant to such proprietary trading strategies at prices ranging from $13.625 to $15.875 per share. The aggregate number of shares of Common Stock held by such baskets as of the close of business on November 14, 1994, is -81,612 (short position).

      During the 60 days prior to November 15, 1994, KPCI, on behalf of customers with discretionary accounts, made purchases aggregating 46,100 and sales aggregating 27,000 shares at prices ranging from $14.375 to $15.50 per share. KPCI also made the following additional purchases and sales of shares of Common Stock during such period: (i) on September 20, 1994, purchase of 15,000 shares at $14.875 per share and sale of 15,000 shares at $14.875 per share; and (ii) on October 4, 1994, purchase of 10,000 shares at $14.125 per share and sale of 10,000 shares at $14.00 per share.